Dreyfus Institutional Cash Advantage Funds

Dreyfus Institutional Cash Advantage Fund

Dreyfus Institutional Cash Advantage Plus Fund

Seeking current income, safety of principal and liquidity by investing in high quality, short-term securities

PROSPECTUS September 1, 2005

Administrative Advantage Shares



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Contents

The Funds

Account Information

For More Information

See back cover.

The Funds

DREYFUS INSTITUTIONAL CASH ADVANTAGE FUNDS

Dreyfus Institutional Cash Advantage Fund

Dreyfus Institutional Cash Advantage Plus Fund



INTRODUCTION

Each fund is a money market mutual fund with a separate investment portfolio. The operations and results of one fund are unrelated to those of the other fund. This combined prospectus has been prepared for the convenience of investors so that investors can consider two investment choices in one document.

As a money market fund, each fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

Generally, each fund is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating, with the remainder invested in securities with the second-highest credit rating, or the unrated equivalent as determined by Dreyfus. Each fund, however, intends to purchase only securities with the highest credit rating, or the unrated equivalent.

An investment in a fund is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although each fund seeks to preserve the value of a shareholder's investment at $1.00 per share, it is possible to lose money by investing in a fund.

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high quality, dollar-denominated obligations

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, but the degree of safety is somewhat less.

Dreyfus Institutional Cash Advantage Fund

Ticker Symbol: **DDTXX**

 GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests in a diversified portfolio of high quality, short-term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities

- certificates of deposit, time deposits, bankers' acceptances, and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches

- repurchase agreements, including tri-party repurchase agreements

- asset-backed securities

- high grade commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest

Normally, the fund invests at least 25% of its net assets in bank obligations.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.

 MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop

- interest rates could drop, thereby reducing the fund's yield

- any of the fund's holdings could have its credit rating downgraded or could default

- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry

- the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Administrative Advantage shares of the fund. The bar chart shows the fund's performance for its Administrative Advantage shares from year to year. The table shows the average annual total returns for the fund's Administrative Advantage shares over time. All returns assume reinvestment of dividends and distributions. Of course, past perfor–mance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



95	96	97	98	99	00	01	02	03	04
								1.02	1.21

Best Quarter:	**Q4 '04**	**+0.46%**
Worst Quarter:	**Q2 '04**	**+0.21%**

The year-to-date total return for Administrative Advantage shares of the fund as of 6/30/05 was 1.28%.

Average annual total returns *as of 12/31/04*

1 Year	Since inception (6/3/02)
1.21%	**1.21%**

Institutions may call toll-free **1-800-346-3621** for the current yield for Administrative Advantage shares. Individuals or entities for whom institutions may purchase or redeem shares should call the institution directly.

What this fund is – and isn't

The fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in the fund, but also has the potential to make money.



EXPENSES

Investors pay certain fees and expenses in connection with the fund, which are described for Administrative Advantage shares in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.10%
Rule 12b-1 fee	0.07%
Other expenses	0.05%
Total	**0.22%**

Expense example

1 Year	3 Years	5 Years	10 Years
$23	**$71**	**$124**	**$280**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in other aspects of the fund's operations. Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses. For the fiscal year ended April 30, 2005, Dreyfus waived receipt of a portion of its management fee pursuant to an undertaking, reducing total expenses to 0.18%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: the fee paid to the fund's distributor for distributing Administrative Advantage shares, servicing shareholder accounts and advertising and marketing related to Administrative Advantage shares. The distributor may pay all or part of this fee to institutions which have purchased Administrative Advantage shares for the benefit of others. Because this fee is paid on an ongoing basis out of fund assets attributable to Administrative Advantage shares, over time it will increase the cost of an investment in Administrative Advantage shares and could cost investors more than paying other types of sales charges.

Other expenses: as to the fund's Administrative Advantage shares, under its management agreement with Dreyfus, the fund only pays the management fee, an administration fee of 0.05% payable to Dreyfus, Rule 12b-1 fees, and certain other expenses described above.

Dreyfus Institutional
Cash Advantage Plus Fund
Ticker Symbol: **DAAXX**



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests in a diversified portfolio of high quality, short-term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities

- certificates of deposit, time deposits, bankers' acceptances, and other short-term securities issued by domestic or foreign banks (or thrifts) or their subsidiaries or branches

- repurchase agreements, including tri-party repurchase agreements

- asset-backed securities

- domestic and dollar-denominated foreign commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest

- dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies

Normally, the fund invests at least 25% of its net assets in bank obligations.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop

- interest rates could drop, thereby reducing the fund's yield

- any of the fund's holdings could have its credit rating downgraded or could default

- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry

- the risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on the payment of principal and interest

- the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Administrative Advantage shares of the fund. The bar chart shows the fund's performance for its Administrative Advantage shares from year to year. The table shows the fund's average annual total returns for the fund's Administrative Advantage shares over time. All returns assume reinvestment of dividends and distributions. Of course, past perfor–mance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



| 95 | 96 | 97 | 98 | 99 | 00 | 01 | 02 | 03 | 04 |

Best Quarter:	**Q4 '04**	**+0.45%**
Worst Quarter:	**Q2 '04**	**+0.21%**

The year-to-date total return for Administrative Advantage shares of the fund as of 6/30/05 was 1.28%.

Average annual total returns *as of 12/31/04*

1 Year	Since inception (6/3/02)
1.21%	**1.21%**

Institutions may call toll-free **1-800-346-3621** for the current yield for Administrative Advantage shares. Individuals or entities for whom institutions may purchase or redeem shares should call the institution directly.

What this fund is – and isn't

The fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in the fund, but also has the potential to make money.



EXPENSES

Investors pay certain fees and expenses in connection with the fund, which are described for Administrative Advantage shares in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.10%
Rule 12b-1 fee	0.07%
Other expenses	0.05%
Total	**0.22%**

Expense example

1 Year	3 Years	5 Years	10 Years
$23	**$71**	**$124**	**$280**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in other aspects of the fund's operations. Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses. For the fiscal year ended April 30, 2005, Dreyfus waived receipt of a portion of its management fee pursuant to an undertaking, reducing total expenses to 0.18%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: the fee paid to the fund's distributor for distributing Administrative Advantage shares, servicing shareholder accounts and advertising and marketing related to Administrative Advantage shares. The distributor may pay all or part of this fee to institutions which have purchased Administrative Advantage shares for the benefit of others. Because this fee is paid on an ongoing basis out of fund assets attributable to Administrative Advantage shares, over time it will increase the cost of an investment in Administrative Advantage shares and could cost investors more than paying other types of sales charges.

Other expenses: as to the fund's Administrative Advantage shares, under its management agreement with Dreyfus, the fund only pays the management fee, an administration fee of 0.05% payable to Dreyfus, Rule 12b-1 fees, and certain other expenses described above.



MANAGEMENT

Investment adviser

The investment adviser for each fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $168 billion in approximately 200 mutual fund portfolios. For the past fiscal year, each fund paid Dreyfus a management fee at the annual rate of 0.06% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.2 trillion of assets under management, administration or custody, including approximately $738 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the Funds) in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier

Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the funds or provide other services. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of a fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the funds.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by each fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each fund's Administrative Advantage shares for the fiscal periods indicated. "Total Return" shows how much your investment in each fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| Dreyfus Institutional Cash Advantage Fund | *Year Ended April 30,* | | |
	2005	2004	2003[1]
Per-Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment operations: Investment income − net	.017	.009	.013
Distributions: Dividends from investment income − net	(.017)	(.009)	(.013)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.73	.91	1.40[2]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.22	.22	.22[2]
Ratio of net expenses to average net assets	.18	.12	.12[2]
Ratio of net investment income to average net assets	2.12	.92	1.31[2]
Net assets, end of period ($ x 1,000)	459,234	26	25

[1] From June 3, 2002 (commencement of operations) to April 30, 2003.
[2] Annualized.

| Dreyfus Institutional Cash Advantage Plus Fund | *Year Ended April 30,* | | |
	2005	2004	2003[1]
Per-Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment operations: Investment income − net	.017	.009	.013
Distributions: Dividends from investment income − net	(.017)	(.009)	(.013)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.73	.93	1.40[2]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.22	.22	.22[2]
Ratio of net expenses to average net assets	.18	.12	.12[2]
Ratio of net investment income to average net assets	1.88	.91	1.31[2]
Net assets, end of period ($ x 1,000)	1,524	26	25

[1] From June 3, 2002 (commencement of operations) to April 30, 2003.
[2] Annualized.

Account Information



ACCOUNT POLICIES

Each fund is designed for institutional investors, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. Fund shares may not be purchased directly by individuals, although institutions may purchase shares for accounts maintained by individuals. Generally, each investor will be required to open a single master account with the fund for all purposes. In certain cases, the fund may require investors to maintain separate master accounts for shares held by the investor (i) for its own account, for the account of other institutions and for accounts for which the institution acts as a fiduciary, and (ii) for accounts for which the investor acts in some other capacity. An institution may arrange with the fund's transfer agent for sub-accounting services and will be charged directly for the cost of such services. Institutions purchasing Administrative Advantage shares for the benefit of their clients may impose policies, limitations and fees which are different from those described in this prospectus.

Buying shares

The price for fund shares is the fund's net asset value per share (NAV), which is generally calculated at 12:00 noon, 5:00 p.m. and 8:00 p.m. every day the New York Stock Exchange or the transfer agent (as on Good Friday) is open for regular business. An order will be priced at the next NAV calculated after the order is received in proper form by the fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

Orders in proper form placed prior to 12:00 noon or 5:00 p.m., and payments for which are received in or converted into Federal Funds by the fund's custodian by 6:00 p.m., will become effective at the price determined at 12:00 noon or 5:00 p.m., respectively, on that day. In either case, shares purchased will receive the dividend declared on that day.

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of its existing shares outstanding.

When calculating its NAV, a fund compares the NAV using amortized cost to its NAV using available market quotations or market equivalents which generally are provided by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board.

Amortized cost: a method of valuing a money market fund's portfolio securities, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. This method of valuation is designed for a fund to be able to price its shares at $1.00 per share.

Orders effected through compatible computer facilities after 5:00 p.m., but prior to 8:00 p.m., will become effective at the price determined at 8:00 p.m. on that day, if Federal Funds are received by the fund's custodian by 11:00 a.m. on the following business day. In this case, shares purchased will start earning dividends on the business day following the date the order became effective. Orders in proper form effected between 5:00 p.m. and 8:00 p.m., by means other than a compatible computer facility, will become effective on the following business day.

All times are Eastern time.

Minimum investments

	Initial	Additional
Administrative Advantage shares	**$250,000,000***	**none**

* The minimum initial investment in Administrative Advantage shares of a fund is $250,000,000, unless: (a) the investor has invested at least $250,000,000 in the aggregate among the other fund and any Dreyfus Cash Management fund listed below (including in any class of a fund); or (b) the investor has, in the opinion of Dreyfus Institutional Services Division, adequate intent and availability of assets to reach a future level of investment of $250,000,000 among the funds and the Dreyfus Cash Management funds identified below.

The Dreyfus Cash Management Funds include:

- Dreyfus Cash Management
- Dreyfus Cash Management Plus, Inc.
- Dreyfus Government Cash Management
- Dreyfus Government Prime Cash Management
- Dreyfus New York Municipal Cash Management
- Dreyfus Municipal Cash Management Plus
- Dreyfus Tax Exempt Cash Management
- Dreyfus Treasury Cash Management
- Dreyfus Treasury Prime Cash Management

Selling shares

Investors may sell (redeem) shares at any time by wire, telephone, or compatible computer facility. Shares will be sold at the next determined NAV.

If a redemption request is received in proper form by the fund's transfer agent or other authorized entity by 5:00 p.m., the proceeds of the redemption, if transfer by wire is requested, ordinarily will be transmitted in Federal Funds on the same day, and the shares will not receive the dividend declared on that day. If a request for redemption is received in proper form by the fund's transfer agent or other authorized entity after 5:00 p.m., but by 8:00 p.m., the proceeds of the redemption ordinarily will be transmitted in Federal Funds on the next business day, and the shares will receive the dividend declared on that day. Any certificates representing fund shares being sold must be returned with the redemption request.

All times are Eastern time.

The processing of redemptions and the delivery of the proceeds may be delayed beyond the same or next business day, depending on the circumstances, for any period (i) during which the New York Stock Exchange is closed (other than on holidays or weekends), or during which trading on the New York Stock Exchange is restricted; (ii) when an emergency exists that makes difficult the disposal of securities owned by a fund or the determination of the fair value of the fund's net assets; or (iii) as permitted by order of the Securities and Exchange Commission for the protection of fund shareholders. If, for one of these reasons, the processing of redemptions and the delivery of redemption proceeds is delayed beyond the same or next business day, the delay may be for up to seven days. For these purposes, the Securities and Exchange Commission determines the conditions under which trading shall be deemed to be restricted and an emergency shall be deemed to exist.

Before selling recently purchased shares, please note that if the fund has not yet collected payment for the shares you are selling, it may delay sending the proceeds for up to eight business days or until it has collected payment.

General policies

Unless an investor declines teleservice privileges on the application, the investor may be responsible for any fraudulent telephone or online order as long as Dreyfus takes reasonable measures to verify the order.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the funds have not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the funds, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of a fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, each fund reserves the right to refuse any purchase or exchange request.

Each fund reserves the right to:

- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum investment amounts
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

Each fund also may process purchase and sale orders and calculate its NAV on days that the fund's primary trading markets are open and the fund's management determines to do so.



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless the investor instructs the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by each fund are subject to federal income tax, and may also be subject to state or local taxes (unless the shareholder holds fund shares through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to investors as ordinary income. Other fund distributions are taxable to investors as qualified dividends and capital gains.

The tax status of any distribution generally is the same regardless of how long an investor has been in the fund and whether distributions are reinvested or taken in cash.

An investor's sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on an investment in a fund generally is the difference between the cost of the investor's shares and the amount received when the investor sells them.

The tax status of an investor's distributions will be detailed in the investor's annual tax statement from the fund. Because everyone's tax situation is unique, please consult a tax advisor before investing.



SERVICES FOR FUND INVESTORS

Exchange privilege

An investor may purchase, in exchange for Administrative Advantage shares of a fund, Administrative Advantage shares of the other fund, Administrative shares of any Dreyfus Cash Management fund listed under "Account Policies" in this prospectus. These funds have different investment policies that may be of interest to investors. Investors should read the current prospectus for any fund into which they are exchanging before investing. Any new account established through an exchange will have the same privileges as the original account (as long as they are available). There is currently no fee for exchanges.

Dreyfus Auto-Exchange privilege

Dreyfus Auto-Exchange privilege enables an investor to invest regularly (on a monthly, semimonthly, quarterly or annual basis), in exchange for Administrative Advantage shares of a fund, in Administrative Advantage shares of the other fund or Administrative shares of any Dreyfus Cash Management fund listed under "Account Policies" in this prospectus, if the investor is a shareholder in such fund. There is currently no fee for this privilege.

Account statements

Every fund investor automatically receives regular account statements. Each investor also will be sent a yearly statement detailing the tax characteristics of any dividends and distributions the investor has received.

INSTRUCTIONS FOR **ACCOUNT TRANSACTIONS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |

 By Telephone

Before wiring funds, call a Dreyfus Institutional Services Division representative with information about your transaction.

Wire Call us to request an account application and an account number. Transmit your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• fund name and DDA#:
  • Dreyfus Institutional
    Cash Advantage Fund
    DDA# 8900479817
  • Dreyfus Institutional
    Cash Advantage Plus Fund
    DDA# 8900479825
• the share class
• account number
• account registration
• dealer number, if applicable

Return your application with the account number on the application.

Before wiring funds, call a Dreyfus Institutional Services Division representative with information about your transaction.

Wire Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• fund name and DDA#:
  • Dreyfus Institutional
    Cash Advantage Fund
    DDA# 8900479817
  • Dreyfus Institutional
    Cash Advantage Plus Fund
    DDA# 8900479825
• the share class
• account number
• account registration
• dealer number, if applicable

Before redeeming shares, call a Dreyfus Institutional Services Division representative with information about your transaction.

Wire Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

To open an account, make subsequent investments, or to sell shares, please contact your Dreyfus Institutional Services Division Representative or call **1-800-346-3621.** In New York, call 1-718-895-1650.

INSTRUCTIONS FOR **ACCOUNT TRANSACTIONS** (continued)

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Via Computer Facilities

Access Lion Remote System, input new account data and retrieve account number for your records.

Access Lion Remote System.
Enter:
• account number
• fund number
• share class
• amount to buy

Print a report of transactions for your records.

Access Lion Remote System, confirm bank account information or select from multiple wire instructions.
Enter:
• account number
• fund number
• share class
• amount to sell

Print a report of transactions for your records.

The Dreyfus Lion Remote System provides institutional investment managers with the ability to monitor, control and service their Dreyfus mutual fund accounts through their personal computer. Investment managers use their modem with a local-access dial-up network or use their Internet access with a digital certificate for 128-bit encryption security. Please call Dreyfus Institutional Services Division about the availability of other compatible computerized trading systems.
For information about Dreyfus, access our Internet site at **www.dreyfus.com**.

NOTES

For More Information

Dreyfus Institutional Cash Advantage Fund
Dreyfus Institutional Cash Advantage Plus Fund
Series of Dreyfus Institutional Cash Advantage Funds
SEC file number: 811-21075

More information on each fund is available free upon request, including the following:

Annual/Semiannual Report

Describes each fund's performance and lists its portfolio holdings. Each fund's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the funds and their policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, each fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of each fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone
Call your Dreyfus Institutional Services Division representative or 1-800-346-3621

By E-mail Access Dreyfus Institutional Services Division at www.dreyfus.com. You can obtain product information and E-mail requests for information or literature.

By mail Write to:
Dreyfus Institutional Services Division
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



ICA-P0905ADM

Dreyfus Institutional Cash Advantage Funds

Dreyfus Institutional Cash Advantage Fund

Dreyfus Institutional Cash Advantage Plus Fund

Seeking current income, safety of principal and liquidity by investing in high quality, short-term securities

PROSPECTUS September 1, 2005

Institutional Advantage Shares



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Contents

The Funds

Account Information

For More Information

See back cover.

The Funds

DREYFUS INSTITUTIONAL
CASH ADVANTAGE FUNDS

Dreyfus Institutional Cash Advantage Fund

Dreyfus Institutional Cash Advantage Plus Fund



INTRODUCTION

Each fund is a money market mutual fund with a separate investment portfolio. The operations and results of one fund are unrelated to those of the other fund. This combined prospectus has been prepared for the convenience of investors so that investors can consider two investment choices in one document.

As a money market fund, each fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

Generally, each fund is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating, with the remainder invested in securities with the second-highest credit rating, or the unrated equivalent as determined by Dreyfus. Each fund, however, intends to purchase only securities with the highest credit rating, or the unrated equivalent.

An investment in a fund is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although each fund seeks to preserve the value of a shareholder's investment at $1.00 per share, it is possible to lose money by investing in a fund.

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high quality, dollar-denominated obligations

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, but the degree of safety is somewhat less.

Dreyfus Institutional Cash Advantage Fund

Ticker Symbol: **DADXX**



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests in a diversified portfolio of high quality, short-term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities

- certificates of deposit, time deposits, bankers' acceptances, and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches

- repurchase agreements, including tri-party repurchase agreements

- asset-backed securities

- high grade commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest

Normally, the fund invests at least 25% of its net assets in bank obligations.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop

- interest rates could drop, thereby reducing the fund's yield

- any of the fund's holdings could have its credit rating downgraded or could default

- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry

- the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Institutional Advantage shares of the fund. The bar chart shows the fund's performance for its Institutional Advantage shares from year to year. The table shows the average annual total returns for the fund's Institutional Advantage shares over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



								1.09	1.29
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q4 '04**	**+0.47%**
Worst Quarter:	**Q2 '04**	**+0.23%**

The year-to-date total return for Institutional Advantage shares of the fund as of 6/30/05 was 1.31%.

Average annual total returns *as of 12/31/04*

1 Year	Since inception (6/3/02)
1.29%	**1.28%**

Institutions may call toll-free **1-800-346-3621** for the current yield for Institutional Advantage shares. Individuals or entities for whom institutions may purchase or redeem shares should call the institution directly.

What this fund is — and isn't

The fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in the fund, but also has the potential to make money.



EXPENSES

Investors pay certain fees and expenses in connection with the fund, which are described for Institutional Advantage shares in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.10%
Other expenses	0.05%
Total	**0.15%**

Expense example

1 Year	3 Years	5 Years	10 Years
$15	**$48**	**$85**	**$192**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in other aspects of the fund's operations. Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses. For the fiscal year ended April 30, 2005, Dreyfus waived receipt of a portion of its management fee pursuant to an undertaking, reducing total expenses to 0.11%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Other expenses: as to the fund's Institutional Advantage shares, under its management agreement with Dreyfus, the fund only pays the management fee, an administration fee of 0.05% payable to Dreyfus, and certain other expenses described above.

Dreyfus Institutional
Cash Advantage Plus Fund

Ticker Symbol: **DAVXX**

 GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests in a diversified portfolio of high quality, short-term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities

- certificates of deposit, time deposits, bankers' acceptances, and other short-term securities issued by domestic or foreign banks (or thrifts) or their subsidiaries or branches

- repurchase agreements, including tri-party repurchase agreements

- asset-backed securities

- domestic and dollar-denominated foreign commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest

- dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies

Normally, the fund invests at least 25% of its net assets in bank obligations.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.

 MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop

- interest rates could drop, thereby reducing the fund's yield

- any of the fund's holdings could have its credit rating downgraded or could default

- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry

- the risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on the payment of principal and interest

- the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Institutional Advantage shares of the fund. The bar chart shows the fund's performance for its Institutional Advantage shares from year to year. The table shows the average annual total returns for the fund's Institutional Advantage shares over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q4 '04	+0.47%
Worst Quarter:	Q2 '04	+0.23%

The year-to-date total return for Institutional Advantage shares of the fund as of 6/30/05 was 1.31%.

Average annual total returns *as of 12/31/04*

1 Year	Since inception (6/3/02)
1.28%	**1.28%**

Institutions may call toll-free **1-800-346-3621** for the current yield for Institutional Advantage shares. Individuals or entities for whom institutions may purchase or redeem shares should call the institution directly.

What this fund is – and isn't

The fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in the fund, but also has the potential to make money.



EXPENSES

Investors pay certain fees and expenses in connection with the fund, which are described for Institutional Advantage shares in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.10%
Other expenses	0.05%
Total	**0.15%**

Expense example

1 Year	3 Years	5 Years	10 Years
$15	**$48**	**$85**	**$192**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in other aspects of the fund's operations. Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses. For the fiscal year ended April 30, 2005, Dreyfus waived receipt of a portion of its management fee pursuant to an undertaking, reducing total expenses to 0.11%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Other expenses: as to the fund's Institutional Advantage shares, under its management agreement with Dreyfus, the fund only pays the management fee, an administration fee of 0.05% payable to Dreyfus, and certain other expenses described above.



MANAGEMENT

Investment adviser

The investment adviser for each fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $168 billion in approximately 200 mutual fund portfolios. For the past fiscal year, each fund paid Dreyfus a management fee at the annual rate of 0.06% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.2 trillion of assets under management, administration or custody, including approximately $738 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the Funds) in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier

Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the funds or provide other services. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of a fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the funds.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by each fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each fund's Institutional Advantage shares for the fiscal periods indicated. "Total Return" shows how much your investment in each fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| Dreyfus Institutional Cash Advantage Fund | *Year Ended April 30,* | | |
	2005	2004	2003[1]
Per-Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment operations: Investment income − net	.018	.010	.013
Distributions: Dividends from investment income − net	(.018)	(.010)	(.013)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.80	1.00	1.46[2]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.15	.15	.15[2]
Ratio of net expenses to average net assets	.11	.05	.05[2]
Ratio of net investment income to average net assets	2.19	.99	1.38[2]
Net assets, end of period ($ x 1,000)	6,368,073	163,283	311,006

[1] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[2] *Annualized.*

| Dreyfus Institutional Cash Advantage Plus Fund | *Year Ended April 30,* | | |
	2005	2004	2003[1]
Per-Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment operations: Investment income − net	.018	.010	.013
Distributions: Dividends from investment income − net	(.018)	(.010)	(.013)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.80	1.00	1.46[2]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.15	.15	.15[2]
Ratio of net expenses to average net assets	.11	.05	.05[2]
Ratio of net investment income to average net assets	1.95	1.00	1.38[2]
Net assets, end of period ($ x 1,000)	1,604,461	163,283	311,006

[1] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[2] *Annualized.*

Account Information



ACCOUNT POLICIES

Each fund is designed for institutional investors, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. Fund shares may not be purchased directly by individuals, although institutions may purchase shares for accounts maintained by individuals. Generally, each investor will be required to open a single master account with the fund for all purposes. In certain cases, the fund may require investors to maintain separate master accounts for shares held by the investor (i) for its own account, for the account of other institutions and for accounts for which the institution acts as a fiduciary, and (ii) for accounts for which the investor acts in some other capacity. An institution may arrange with the fund's transfer agent for sub-accounting services and will be charged directly for the cost of such services. Institutions purchasing Institutional Advantage shares for the benefit of their clients may impose policies, limitations and fees which are different from those described in this prospectus.

Buying shares

The price for fund shares is the fund's net asset value per share (NAV), which is generally calculated at 12:00 noon, 5:00 p.m. and 8:00 p.m. every day the New York Stock Exchange or the transfer agent (as on Good Friday) is open for regular business. An order will be priced at the next NAV calculated after the order is received in proper form by the fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

Orders in proper form placed prior to 12:00 noon or 5:00 p.m., and payments for which are received in or converted into Federal Funds by the fund's custodian by 6:00 p.m., will become effective at the price determined at 12:00 noon or 5:00 p.m., respectively, on that day. In either case, shares purchased will receive the dividend declared on that day.

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of its existing shares outstanding.

When calculating its NAV, a fund compares the NAV using amortized cost to its NAV using available market quotations or market equivalents which generally are provided by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board.

Amortized cost: a method of valuing a money market fund's portfolio securities, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. This method of valuation is designed for a fund to be able to price its shares at $1.00 per share.

Orders effected through compatible computer facilities after 5:00 p.m., but prior to 8:00 p.m., will become effective at the price determined at 8:00 p.m. on that day, if Federal Funds are received by the fund's custodian by 11:00 a.m. on the following business day. In this case, shares purchased will start earning dividends on the business day following the date the order became effective. Orders in proper form effected between 5:00 p.m. and 8:00 p.m., by means other than a compatible computer facility, will become effective on the following business day.

All times are Eastern time.

Minimum investments

	Initial	Additional
Institutional Advantage shares	$250,000,000*	none

* The minimum initial investment in Institutional Advantage shares of a fund is $250,000,000, unless: (a) the investor has invested at least $250,000,000 in the aggregate among the other fund and any Dreyfus Cash Management fund listed below (including in any class of a fund); or (b) the investor has, in the opinion of Dreyfus Institutional Services Division, adequate intent and availability of assets to reach a future level of investment of $250,000,000 among the funds and the Dreyfus Cash Management funds identified below.

The Dreyfus Cash Management Funds include:

- Dreyfus Cash Management
- Dreyfus Cash Management Plus, Inc.
- Dreyfus Government Cash Management
- Dreyfus Government Prime Cash Management
- Dreyfus New York Municipal Cash Management
- Dreyfus Municipal Cash Management Plus
- Dreyfus Tax Exempt Cash Management
- Dreyfus Treasury Cash Management
- Dreyfus Treasury Prime Cash Management

Selling shares

Investors may sell (redeem) shares at any time by wire, telephone, or compatible computer facility. Shares will be sold at the next determined NAV.

If a redemption request is received in proper form by the fund's transfer agent or other authorized entity by 5:00 p.m., the proceeds of the redemption, if transfer by wire is requested, ordinarily will be transmitted in Federal Funds on the same day, and the shares will not receive the dividend declared on that day. If a request for redemption is received in proper form by the fund's transfer agent or other authorized entity after 5:00 p.m., but by 8:00 p.m., the proceeds of the redemption ordinarily will be transmitted in Federal Funds on the next business day, and the shares will receive the dividend declared on that day. Any certificates representing fund shares being sold must be returned with the redemption request.

All times are Eastern time.

The processing of redemptions and the delivery of the proceeds may be delayed beyond the same or next business day, depending on the circumstances, for any period (i) during which the New York Stock Exchange is closed (other than on holidays or weekends), or during which trading on the New York Stock Exchange is restricted; (ii) when an emergency exists that makes difficult the disposal of securities owned by a fund or the determination of the fair value of the fund's net assets; or (iii) as permitted by order of the Securities and Exchange Commission for the protection of fund shareholders. If, for one of these reasons, the processing of redemptions and the delivery of redemption proceeds is delayed beyond the same or next business day, the delay may be for up to seven days. For these purposes, the Securities and Exchange Commission determines the conditions under which trading shall be deemed to be restricted and an emergency shall be deemed to exist.

Before selling recently purchased shares, please note that if the fund has not yet collected payment for the shares you are selling, it may delay sending the proceeds for up to eight business days or until it has collected payment.

General policies

Unless an investor declines teleservice privileges on the application, the investor may be responsible for any fraudulent telephone or online order as long as Dreyfus takes reasonable measures to verify the order.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the funds have not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the funds, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of a fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, each fund reserves the right to refuse any purchase or exchange request.

Each fund reserves the right to:

- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum investment amounts
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

Each fund also may process purchase and sale orders and calculate its NAV on days that the fund's primary trading markets are open and the fund's management determines to do so.



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless the investor instructs the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by each fund are subject to federal income tax, and may also be subject to state or local taxes (unless the shareholder holds fund shares through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to investors as ordinary income. Other fund distributions are taxable to investors as qualified dividends and capital gains.

The tax status of any distribution generally is the same regardless of how long an investor has been in the fund and whether distributions are reinvested or taken in cash.

An investor's sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on an investment in a fund generally is the difference between the cost of the investor's shares and the amount received when the investor sells them.

The tax status of an investor's distributions will be detailed in the investor's annual tax statement from the fund. Because everyone's tax situation is unique, please consult a tax advisor before investing.



SERVICES FOR FUND INVESTORS

Exchange privilege

An investor may purchase, in exchange for Institutional Advantage shares of a fund, Institutional Advantage shares of the other fund, or Institutional shares of any Dreyfus Cash Management fund listed under "Account Policies" in this prospectus. These funds have different investment policies that may be of interest to investors. Investors should read the current prospectus for any fund into which they are exchanging before investing. Any new account established through an exchange will have the same privileges as the original account (as long as they are available). There is currently no fee for exchanges.

Dreyfus Auto-Exchange privilege

Dreyfus Auto-Exchange privilege enables an investor to invest regularly (on a monthly, semi-monthly, quarterly or annual basis), in exchange for Institutional Advantage shares of a fund, in Institutional Advantage shares of the other fund or Institutional shares of any Dreyfus Cash Management fund listed under "Account Policies" in this prospectus, if the investor is a shareholder in such fund. There is currently no fee for this privilege.

Account statements

Every fund investor automatically receives regular account statements. Each investor also will be sent a yearly statement detailing the tax characteristics of any dividends and distributions the investor has received.

INSTRUCTIONS FOR **ACCOUNT TRANSACTIONS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 By Telephone

Before wiring funds, call a Dreyfus Institutional Services Division representative with information about your transaction.

Wire Call us to request an account application and an account number. Transmit your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• fund name and DDA#:
  • Dreyfus Institutional
    Cash Advantage Fund
    DDA# 8900479817
  • Dreyfus Institutional
    Cash Advantage Plus Fund
    DDA# 8900479825
• the share class
• account number
• account registration
• dealer number, if applicable

Return your application with the account number on the application.

Before wiring funds, call a Dreyfus Institutional Services Division representative with information about your transaction.

Wire Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• fund name and DDA#:
  • Dreyfus Institutional
    Cash Advantage Fund
    DDA# 8900479817
  • Dreyfus Institutional
    Cash Advantage Plus Fund
    DDA# 8900479825
• the share class
• account number
• account registration
• dealer number, if applicable

Before redeeming shares, call a Dreyfus Institutional Services Division representative with information about your transaction.

Wire Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

To open an account, make subsequent investments, or to sell shares, please contact your Dreyfus Institutional Services Division Representative or call **1-800-346-3621.** In New York, call 1-718-895-1650.

INSTRUCTIONS FOR **ACCOUNT TRANSACTIONS** (continued)

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Via Computer Facilities

Access Lion Remote System, input new account data and retrieve account number for your records.

Access Lion Remote System.
Enter:
• account number
• fund number
• share class
• amount to buy

Print a report of transactions for your records.

Access Lion Remote System, confirm bank account information or select from multiple wire instructions.
Enter:
• account number
• fund number
• share class
• amount to sell

Print a report of transactions for your records.

The Dreyfus Lion Remote System provides institutional investment managers with the ability to monitor, control and service their Dreyfus mutual fund accounts through their personal computer. Investment managers use their modem with a local-access dial-up network or use their Internet access with a digital certificate for 128-bit encryption security. Please call Dreyfus Institutional Services Division about the availability of other compatible computerized trading systems.
For information about Dreyfus, access our Internet site at **www.dreyfus.com**.

NOTES

For More Information

Dreyfus Institutional Cash Advantage Fund
Dreyfus Institutional Cash Advantage Plus Fund
Series of Dreyfus Institutional Cash Advantage Funds
SEC file number: 811-21075

More information on each fund is available free upon request, including the following:

Annual/Semiannual Report

Describes each fund's performance and lists its portfolio holdings. Each fund's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the funds and their policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, each fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of each fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone
Call your Dreyfus Institutional Services Division representative or 1-800-346-3621

By E-mail Access Dreyfus Institutional Services Division at www.dreyfus.com. You can obtain product information and E-mail requests for information or literature.

By mail Write to:
Dreyfus Institutional Services Division
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



ICA-P0905IST

Dreyfus Institutional
Cash Advantage Funds

Dreyfus Institutional Cash Advantage Fund

Dreyfus Institutional Cash Advantage Plus Fund

Seeking current income, safety of principal and liquidity
by investing in high quality, short-term securities

PROSPECTUS September 1, 2005

Investor Advantage Shares



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

The Funds

Account Information

For More Information

See back cover.

The Funds

DREYFUS INSTITUTIONAL CASH ADVANTAGE FUNDS

Dreyfus Institutional Cash Advantage Fund

Dreyfus Institutional Cash Advantage Plus Fund



INTRODUCTION

Each fund is a money market mutual fund with a separate investment portfolio. The operations and results of one fund are unrelated to those of the other fund. This combined prospectus has been prepared for the convenience of investors so that investors can consider two investment choices in one document.

As a money market fund, each fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

Generally, each fund is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating, with the remainder invested in securities with the second-highest credit rating, or the unrated equivalent as determined by Dreyfus. Each fund, however, intends to purchase only securities with the highest credit rating, or the unrated equivalent.

An investment in a fund is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although each fund seeks to preserve the value of a shareholder's investment at $1.00 per share, it is possible to lose money by investing in a fund.

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high quality, dollar-denominated obligations

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, but the degree of safety is somewhat less.

Dreyfus Institutional Cash Advantage Fund

Ticker Symbol: **DIVXX**

 ## GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests in a diversified portfolio of high quality, short-term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities
- certificates of deposit, time deposits, bankers' acceptances, and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches
- repurchase agreements, including tri-party repurchase agreements
- asset-backed securities
- high grade commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest

Normally, the fund invests at least 25% of its net assets in bank obligations.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.

 ## MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default
- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry
- the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Investor Advantage shares of the fund. The bar chart shows the fund's performance for its Investor Advantage shares from year to year. The table shows the average annual total returns for the fund's Investor Advantage shares over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.



Year-by-year total returns *as of 12/31 each year (%)*

								0.85	1.03
95	96	97	98	99	00	01	02	03	04

Best Quarter:	Q4 '04	+0.41%
Worst Quarter:	Q2 '04	+0.17%

The year-to-date total return for Investor Advantage shares of the fund as of 6/30/05 was 1.19%.

Average annual total returns *as of 12/31/04*

1 Year	Since inception (6/3/02)
1.03%	**1.03%**

Institutions may call toll-free **1-800-346-3621** for the current yield for Investor Advantage shares. Individuals or entities for whom institutions may purchase or redeem shares should call the institution directly.

What this fund is – and isn't

The fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in the fund, but also has the potential to make money.



EXPENSES

Investors pay certain fees and expenses in connec-tion with the fund, which are described for Investor Advantage shares in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.10%
Rule 12b-1 fee	0.25%
Other expenses	0.05%
Total	**0.40%**

Expense example

1 Year	3 Years	5 Years	10 Years
$41	**$128**	**$224**	**$505**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in other aspects of the fund's operations. Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses. For the fiscal year ended April 30, 2005, Dreyfus waived receipt of a portion of its management fee pursuant to an undertaking, reducing total expenses to 0.36%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: the fee paid to the fund's distributor for distributing Investor Advantage shares, servicing shareholder accounts and advertising and marketing related to Investor Advantage shares. The distributor may pay all or part of this fee to institutions which have purchased Investor Advantage shares for the benefit of others. Because this fee is paid on an ongoing basis out of fund assets attributable to Investor Advantage shares, over time it will increase the cost of an investment in Investor Advantage shares and could cost investors more than paying other types of sales charges.

Other expenses: as to the fund's Investor Advantage shares, under its management agreement with Dreyfus, the fund only pays the management fee, an administration fee of 0.05% payable to Dreyfus, Rule 12b-1 fees, and certain other expenses described above.

Dreyfus Institutional
Cash Advantage Plus Fund

Ticker Symbol: **DIAXX**



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests in a diversified portfolio of high quality, short–term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities

- certificates of deposit, time deposits, bankers' acceptances, and other short–term securities issued by domestic or foreign banks (or thrifts) or their subsidiaries or branches

- repurchase agreements, including tri–party repurchase agreements

- asset–backed securities

- domestic and dollar–denominated foreign commercial paper, and other short–term corporate obligations, including those with floating or variable rates of interest

- dollar–denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies

Normally, the fund invests at least 25% of its net assets in bank obligations.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will fluctuate as the short–term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop

- interest rates could drop, thereby reducing the fund's yield

- any of the fund's holdings could have its credit rating downgraded or could default

- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry

- the risks generally associated with dollar–denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on the payment of principal and interest

- the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Investor Advantage shares of the fund. The bar chart shows the fund's performance for its Investor Advantage shares from year to year. The table shows the average annual total returns for the fund's Investor Advantage shares over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



| 95 | 96 | 97 | 98 | 99 | 00 | 01 | 02 | 03 | 04 |

Best Quarter:	Q4 '04	**+0.40%**
Worst Quarter:	Q2 '04	**+0.17%**

The year-to-date total return for Investor Advantage shares of the fund as of 6/30/05 was 1.19%.

Average annual total returns *as of 12/31/04*

1 Year	Since inception (6/3/02)
1.03%	**1.03%**

Institutions may call toll-free **1-800-346-3621** for the current yield for Investor Advantage shares. Individuals or entities for whom institutions may purchase or redeem shares should call the institution directly.

What this fund is – and isn't

The fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in the fund, but also has the potential to make money.



EXPENSES

Investors pay certain fees and expenses in connection with the fund, which are described for Investor Advantage shares in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.10%
Rule 12b-1 fee	0.25%
Other expenses	0.05%
Total	**0.40%**

Expense example

1 Year	3 Years	5 Years	10 Years
$41	**$128**	**$224**	**$505**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in other aspects of the fund's operations. Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses. For the fiscal year ended April 30, 2005, Dreyfus waived receipt of a portion of its management fee pursuant to an undertaking, reducing total expenses to 0.36%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: the fee paid to the fund's distributor for distributing Investor Advantage shares, servicing shareholder accounts and advertising and marketing related to Investor Advantage shares. The distributor may pay all or part of this fee to institutions which have purchased Investor Advantage shares for the benefit of others. Because this fee is paid on an ongoing basis out of fund assets attributable to Investor Advantage shares, over time it will increase the cost of an investment in Investor Advantage shares and could cost investors more than paying other types of sales charges.

Other expenses: as to the fund's Investor Advantage shares, under its management agreement with Dreyfus, the fund only pays the management fee, an administration fee of 0.05% payable to Dreyfus, Rule 12b-1 fees, and certain other expenses described above.



MANAGEMENT

Investment adviser

The investment adviser for each fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $168 billion in approximately 200 mutual fund portfolios. For the past fiscal year, each fund paid Dreyfus a management fee at the annual rate of 0.06% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.2 trillion of assets under management, administration or custody, including approximately $738 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the Funds) in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier

Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the funds or provide other services. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of a fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the funds.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by each fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each fund's Investor Advantage shares for the fiscal periods indicated. "Total Return" shows how much your investment in each fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

			Year Ended April 30,	
Dreyfus Institutional Cash Advantage Fund		**2005**	2004	2003[1]
Per-Share Data ($):				
Net asset value, beginning of period		1.00	1.00	1.00
Investment operations:	Investment income − net	.015	.007	.011
Distributions:	Dividends from investment income − net	(.015)	(.007)	(.011)
Net asset value, end of period		1.00	1.00	1.00
Total Return (%)		1.55	.75	1.21[2]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets		.40	.40	.40[2]
Ratio of net expenses to average net assets		.36	.30	.30[2]
Ratio of net investment income to average net assets		1.94	.74	1.13[2]
Net assets, end of period ($ x 1,000)		54,230	25	25

[1] From June 3, 2002 (commencement of operations) to April 30, 2003.
[2] Annualized.

			Year Ended April 30,	
Dreyfus Institutional Cash Advantage Plus Fund		**2005**	2004	2003[1]
Per-Share Data ($):				
Net asset value, beginning of period		1.00	1.00	1.00
Investment operations:	Investment income − net	.015	.007	.011
Distributions:	Dividends from investment income − net	(.015)	(.007)	(.011)
Net asset value, end of period		1.00	1.00	1.00
Total Return (%)		1.55	.75	1.21[2]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets		.40	.40	.40[2]
Ratio of net expenses to average net assets		.36	.30	.30[2]
Ratio of net investment income to average net assets		1.70	.75	1.13[2]
Net assets, end of period ($ x 1,000)		26	25	25

[1] From June 3, 2002 (commencement of operations) to April 30, 2003.
[2] Annualized.

Account Information



ACCOUNT POLICIES

Each fund is designed for institutional investors, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. Fund shares may not be purchased directly by individuals, although institutions may purchase shares for accounts maintained by individuals. Generally, each investor will be required to open a single master account with the fund for all purposes. In certain cases, the fund may require investors to maintain separate master accounts for shares held by the investor (i) for its own account, for the account of other institutions and for accounts for which the institution acts as a fiduciary, and (ii) for accounts for which the investor acts in some other capacity. An institution may arrange with the fund's transfer agent for sub-accounting services and will be charged directly for the cost of such services. Institutions purchasing Investor Advantage shares for the benefit of their clients may impose policies, limitations and fees which are different from those described in this prospectus.

Buying shares

The price for fund shares is the fund's net asset value per share (NAV), which is generally calculated at 12:00 noon, 5:00 p.m. and 8:00 p.m. every day the New York Stock Exchange or the transfer agent (as on Good Friday) is open for regular business. An order will be priced at the next NAV calculated after the order is received in proper form by the fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

Orders in proper form placed prior to 12:00 noon or 5:00 p.m., and payments for which are received in or converted into Federal Funds by the fund's custodian by 6:00 p.m., will become effective at the price determined at 12:00 noon or 5:00 p.m., respectively, on that day. In either case, shares purchased will receive the dividend declared on that day.

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of its existing shares outstanding.

When calculating its NAV, a fund compares the NAV using amortized cost to its NAV using available market quotations or market equivalents which generally are provided by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board.

Amortized cost: a method of valuing a money market fund's portfolio securities, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. This method of valuation is designed for a fund to be able to price its shares at $1.00 per share.

Orders effected through compatible computer facilities after 5:00 p.m., but prior to 8:00 p.m., will become effective at the price determined at 8:00 p.m. on that day, if Federal Funds are received by the fund's custodian by 11:00 a.m. on the following business day. In this case, shares purchased will start earning dividends on the business day following the date the order became effective. Orders in proper form effected between 5:00 p.m. and 8:00 p.m., by means other than a compatible computer facility, will become effective on the following business day.

All times are Eastern time.

Minimum investments

	Initial	Additional
Investor Advantage shares	$250,000,000 *	none

* The minimum initial investment in Investor Advantage shares of a fund is $250,000,000, unless: (a) the investor has invested at least $250,000,000 in the aggregate among the other fund and any Dreyfus Cash Management fund listed below (including in any class of a fund); or (b) the investor has, in the opinion of Dreyfus Institutional Services Division, adequate intent and availability of assets to reach a future level of investment of $250,000,000 among the funds and the Dreyfus Cash Management funds identified below.

The Dreyfus Cash Management Funds include:

- Dreyfus Cash Management
- Dreyfus Cash Management Plus, Inc.
- Dreyfus Government Cash Management
- Dreyfus Government Prime Cash Management
- Dreyfus New York Municipal Cash Management
- Dreyfus Municipal Cash Management Plus
- Dreyfus Tax Exempt Cash Management
- Dreyfus Treasury Cash Management
- Dreyfus Treasury Prime Cash Management

Selling shares

Investors may sell (redeem) shares at any time by wire, telephone, or compatible computer facility. Shares will be sold at the next determined NAV.

If a redemption request is received in proper form by the fund's transfer agent or other authorized entity by 5:00 p.m., the proceeds of the redemption, if transfer by wire is requested, ordinarily will be transmitted in Federal Funds on the same day, and the shares will not receive the dividend declared on that day. If a request for redemption is received in proper form by the fund's transfer agent or other authorized entity after 5:00 p.m., but by 8:00 p.m., the proceeds of the redemption ordinarily will be transmitted in Federal Funds on the next business day, and the shares will receive the dividend declared on that day. Any certificates representing fund shares being sold must be returned with the redemption request.

All times are Eastern time.

The processing of redemptions and the delivery of the proceeds may be delayed beyond the same or next business day, depending on the circumstances, for any period (i) during which the New York Stock Exchange is closed (other than on holidays or weekends), or during which trading on the New York Stock Exchange is restricted; (ii) when an emergency exists that makes difficult the disposal of securities owned by a fund or the determination of the fair value of the fund's net assets; or (iii) as permitted by order of the Securities and Exchange Commission for the protection of fund shareholders. If, for one of these reasons, the processing of redemptions and the delivery of redemption proceeds is delayed beyond the same or next business day, the delay may be for up to seven days. For these purposes, the Securities and Exchange Commission determines the conditions under which trading shall be deemed to be restricted and an emergency shall be deemed to exist.

Before selling recently purchased shares, please note that if the fund has not yet collected payment for the shares you are selling, it may delay sending the proceeds for up to eight business days or until it has collected payment.

General policies

Unless an investor declines teleservice privileges on the application, the investor may be responsible for any fraudulent telephone or online order as long as Dreyfus takes reasonable measures to verify the order.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the funds have not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the funds, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of a fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, each fund reserves the right to refuse any purchase or exchange request.

Each fund reserves the right to:

- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum investment amounts
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

Each fund also may process purchase and sale orders and calculate its NAV on days that the fund's primary trading markets are open and the fund's management determines to do so.



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless the investor instructs the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by each fund are subject to federal income tax, and may also be subject to state or local taxes (unless the shareholder holds fund shares through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to investors as ordinary income. Other fund distributions are taxable to investors as qualified dividends and capital gains.

The tax status of any distribution generally is the same regardless of how long an investor has been in the fund and whether distributions are reinvested or taken in cash.

An investor's sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on an investment in a fund generally is the difference between the cost of the investor's shares and the amount received when the investor sells them.

The tax status of an investor's distributions will be detailed in the investor's annual tax statement from the fund. Because everyone's tax situation is unique, please consult a tax advisor before investing.



SERVICES FOR FUND INVESTORS

Exchange privilege

An investor may purchase, in exchange for Investor Advantage shares of a fund, Investor Advantage shares of the other fund or Investor shares of any Dreyfus Cash Management fund listed under "Account Policies" in this prospectus. These funds have different investment policies that may be of interest to investors. Investors should read the current prospectus for any fund into which they are exchanging before investing. Any new account established through an exchange will have the same privileges as the original account (as long as they are available). There is currently no fee for exchanges.

Dreyfus Auto-Exchange privilege

Dreyfus Auto-Exchange privilege enables an investor to invest regularly (on a monthly, semi-monthly, quarterly or annual basis), in exchange for Investor Advantage shares of a fund, in Investor Advantage shares of the other fund or Investor shares of any Dreyfus Cash Management fund listed under "Account Policies" in this prospectus, if the investor is a shareholder in such fund. There is currently no fee for this privilege.

Account statements

Every fund investor automatically receives regular account statements. Each investor also will be sent a yearly statement detailing the tax characteristics of any dividends and distributions the investor has received.



INSTRUCTIONS FOR **ACCOUNT TRANSACTIONS**

By Telephone

TO OPEN AN ACCOUNT

Before wiring funds, call a Dreyfus Institutional Services Division representative with information about your transaction.

Wire Call us to request an account application and an account number. Transmit your investment to The Bank of New York, with these instructions:

- ABA# 021000018
- fund name and DDA#:
  - Dreyfus Institutional Cash Advantage Fund DDA# 8900479817
  - Dreyfus Institutional Cash Advantage Plus Fund DDA# 8900479825
- the share class
- your account number
- account registration
- dealer number, if applicable

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Before wiring funds, call a Dreyfus Institutional Services Division representative with information about your transaction.

Wire Have your bank send your investment to The Bank of New York, with these instructions:

- ABA# 021000018
- fund name and DDA#:
  - Dreyfus Institutional Cash Advantage Fund DDA# 8900479817
  - Dreyfus Institutional Cash Advantage Plus Fund DDA# 8900479825
- the share class
- account number
- account registration
- dealer number, if applicable

TO SELL SHARES

Before redeeming shares, call a Dreyfus Institutional Services Division representative with information about your transaction.

Wire Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

To open an account, make subsequent investments, or to sell shares, please contact your Dreyfus Institutional Services Division Representative or call **1-800-346-3621.** In New York, call 1-718-895-1650.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Via Computer Facilities

Access Lion Remote System, input new account data and retrieve account number for your records.

Access Lion Remote System.
Enter:
• account number
• fund number
• share class
• amount to buy

Print a report of transactions for your records.

Access Lion Remote System, confirm bank account information or select from multiple wire instructions.
Enter:
• account number
• fund number
• share class
• amount to sell

Print a report of transactions for your records.

The Dreyfus Lion Remote System provides institutional investment managers with the ability to monitor, control and service their Dreyfus mutual fund accounts through their personal computer. Investment managers use their modem with a local-access dial-up network or use their Internet access with a digital certificate for 128-bit encryption security. Please call Dreyfus Institutional Services Division about the availability of other compatible computerized trading systems.
For information about Dreyfus, access our Internet site at **www.dreyfus.com**.

NOTES

For More Information

Dreyfus Institutional Cash Advantage Fund
Dreyfus Institutional Cash Advantage Plus Fund
Series of Dreyfus Institutional Cash Advantage Funds
SEC file number: 811-21075

To obtain information:

By telephone
Call your Dreyfus Institutional Services Division
representative or 1-800-346-3621

By E-mail Access Dreyfus Institutional Services Division
at www.dreyfus.com. You can obtain product information and
E-mail requests for information or literature.

By mail Write to:
Dreyfus Institutional Services Division
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund
documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee,
by visiting the SEC's Public Reference Room in Washington, DC
(for information, call 1-202-942-8090) or by E-mail request to
publicinfo@sec.gov, or by writing to the SEC's Public Reference
Section, Washington, DC 20549-0102.

More information on each fund is available free upon request, including the following:

Annual/Semiannual Report

Describes each fund's performance and lists its portfolio holdings. Each fund's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the funds and their policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, each fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of each fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.







Dreyfus Institutional Cash Advantage Funds

Dreyfus Institutional Cash Advantage Fund

Dreyfus Institutional Cash Advantage Plus Fund

Seeking current income, safety of principal and liquidity
by investing in high quality, short-term securities

PROSPECTUS September 1, 2005

Participant Advantage Shares

YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Contents

The Funds

Account Information

For More Information

See back cover.

The Funds

DREYFUS INSTITUTIONAL CASH ADVANTAGE FUNDS

Dreyfus Institutional Cash Advantage Fund

Dreyfus Institutional Cash Advantage Plus Fund



INTRODUCTION

Each fund is a money market mutual fund with a separate investment portfolio. The operations and results of one fund are unrelated to those of the other fund. This combined prospectus has been prepared for the convenience of investors so that investors can consider two investment choices in one document.

As a money market fund, each fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

Generally, each fund is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating, with the remainder invested in securities with the second-highest credit rating, or the unrated equivalent as determined by Dreyfus. Each fund, however, intends to purchase only securities with the highest credit rating, or the unrated equivalent.

An investment in a fund is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although each fund seeks to preserve the value of a shareholder's investment at $1.00 per share, it is possible to lose money by investing in a fund.

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

· maintain an average dollar-weighted portfolio maturity of 90 days or less

· buy individual securities that have remaining maturities of 13 months or less

· invest only in high quality, dollar-denominated obligations

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, but the degree of safety is somewhat less.

Dreyfus Institutional Cash Advantage Fund

Ticker Symbol: **DPTXX**

 GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests in a diversified portfolio of high quality, short–term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities
- certificates of deposit, time deposits, bankers' acceptances, and other short–term securities issued by domestic or foreign banks or their subsidiaries or branches
- repurchase agreements, including tri–party repurchase agreements
- asset–backed securities
- high grade commercial paper, and other short–term corporate obligations, including those with floating or variable rates of interest

Normally, the fund invests at least 25% of its net assets in bank obligations.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.

 MAIN RISKS

The fund's yield will fluctuate as the short–term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default
- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry
- the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Participant Advantage shares of the fund. The bar chart shows the fund's performance for its Participant Advantage shares from year to year. The table shows the fund's average annual total returns for the fund's Participant Advantage shares over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



								0.69	0.89
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q4 '04**	**+0.37%**
Worst Quarter:	**Q2 '04**	**+0.13%**

The year-to-date total return for Participant Advantage shares of the fund as of 6/30/05 was 1.12%.

Average annual total returns *as of 12/31/04*

1 Year	Since inception (6/3/02)
0.89%	**0.88%**

Institutions may call toll-free **1-800-346-3621** for the current yield for Participant Advantage shares. Individuals or entities for whom institutions may purchase or redeem shares should call the institution directly.

What this fund is – and isn't

The fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in the fund, but also has the potential to make money.



EXPENSES

Investors pay certain fees and expenses in connection with the fund, which are described for Participant Advantage shares in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.10%
Rule 12b-1 fee	0.40%
Other expenses	0.05%
Total	**0.55%**

Expense example

1 Year	3 Years	5 Years	10 Years
$56	**$176**	**$307**	**$689**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in other aspects of the fund's operations. Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses. For the fiscal year ended April 30, 2005, Dreyfus waived receipt of a portion of its management fee pursuant to an undertaking, reducing total expenses to 0.51%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: the fee paid to the fund's distributor for distributing Participant Advantage shares, servicing shareholder accounts and advertising and marketing related to Participant Advantage shares. The distributor may pay all or part of this fee to institutions which have purchased Participant Advantage shares for the benefit of others. Because this fee is paid on an ongoing basis out of fund assets attributable to Participant Advantage shares, over time it will increase the cost of an investment in Participant Advantage shares and could cost investors more than paying other types of sales charges.

Other expenses: as to the fund's Participant Advantage shares, under its management agreement with Dreyfus, the fund only pays the management fee, an administration fee of 0.05% payable to Dreyfus, Rule 12b-1 fees, and certain other expenses described above.

Dreyfus Institutional
Cash Advantage Plus Fund

Ticker Symbol: **DPVXX**



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests in a diversified portfolio of high quality, short-term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities
- certificates of deposit, time deposits, bankers' acceptances, and other short-term securities issued by domestic or foreign banks (or thrifts) or their subsidiaries or branches
- repurchase agreements, including tri-party repurchase agreements
- asset-backed securities
- domestic and dollar-denominated foreign commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest
- dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies

Normally, the fund invests at least 25% of its net assets in bank obligations.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default
- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry
- the risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on the payment of principal and interest
- the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Participant Advantage shares of the fund. The bar chart shows the fund's performance for its Participant Advantage shares from year to year. The table shows the average annual total returns for the fund's Participant Advantage shares over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q4 '04	+0.37%
Worst Quarter:	Q2 '04	+0.13%

The year-to-date total return for Participant Advantage shares of the fund as of 6/30/05 was 1.12%.

Average annual total returns *as of 12/31/04*

1 Year	Since inception (6/3/02)
0.88%	**0.88%**

Institutions may call toll-free **1-800-346-3621** for the current yield for Participant Advantage shares. Individuals or entities for whom institutions may purchase or redeem shares should call the institution directly.

What this fund is — and isn't

The fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in the fund, but also has the potential to make money.



EXPENSES

Investors pay certain fees and expenses in connection with the fund, which are described for Participant Advantage shares in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.10%
Rule 12b-1 fee	0.40%
Other expenses	0.05%
Total	**0.55%**

Expense example

1 Year	3 Years	5 Years	10 Years
$56	**$176**	**$307**	**$689**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in other aspects of the fund's operations. Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses. For the fiscal year ended April 30, 2005, Dreyfus waived receipt of a portion of its management fee pursuant to an undertaking, reducing total expenses to 0.51%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: the fee paid to the fund's distributor for distributing Participant Advantage shares, servicing shareholder accounts and advertising and marketing related to Participant Advantage shares. The distributor may pay all or part of this fee to institutions which have purchased Participant Advantage shares for the benefit of others. Because this fee is paid on an ongoing basis out of fund assets attributable to Participant Advantage shares, over time it will increase the cost of an investment in Participant Advantage shares and could cost investors more than paying other types of sales charges.

Other expenses: as to the fund's Participant Advantage shares, under its management agreement with Dreyfus, the fund only pays the management fee, an administration fee of 0.05% payable to Dreyfus, Rule 12b-1 fees, and certain other expenses described above.



MANAGEMENT

Investment adviser

The investment adviser for each fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $168 billion in approximately 200 mutual fund portfolios. For the past fiscal year, each fund paid Dreyfus a management fee at the annual rate of 0.06% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.2 trillion of assets under management, administration or custody, including approximately $738 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the Funds) in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier

Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the funds or provide other services. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of a fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the funds.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by each fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each fund's Participant Advantage shares for the fiscal periods indicated. "Total Return" shows how much your investment in each fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended April 30,		
Dreyfus Institutional Cash Advantage Fund		**2005**	2004	2003[1]
Per-Share Data ($):				
Net asset value, beginning of period		1.00	1.00	1.00
Investment operations:	Investment income − net	.014	.006	.010
Distributions:	Dividends from investment income − net	(.014)	(.006)	(.010)
Net asset value, end of period		1.00	1.00	1.00
Total Return (%)		1.39	.60	1.06[2]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets		.55	.55	.55[2]
Ratio of net expenses to average net assets		.51	.45	.45[2]
Ratio of net investment income to average net assets		1.79	.59	.98[2]
Net assets, end of period ($ x 1,000)		26	25	25

[1] From June 3, 2002 (commencement of operations) to April 30, 2003.
[2] Annualized.

		Year Ended April 30,		
Dreyfus Institutional Cash Advantage Plus Fund		**2005**	2004	2003[1]
Per-Share Data ($):				
Net asset value, beginning of period		1.00	1.00	1.00
Investment operations:	Investment income − net	.014	.006	.010
Distributions:	Dividends from investment income − net	(.014)	(.006)	(.010)
Net asset value, end of period		1.00	1.00	1.00
Total Return (%)		1.39	.60	1.06[2]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets		.55	.55	.55[2]
Ratio of net expenses to average net assets		.51	.45	.45[2]
Ratio of net investment income to average net assets		1.55	.60	.98[2]
Net assets, end of period ($ x 1,000)		26	26	25

[1] From June 3, 2002 (commencement of operations) to April 30, 2003.
[2] Annualized.

Account Information



ACCOUNT POLICIES

Each fund is designed for institutional investors, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. Fund shares may not be purchased directly by individuals, although institutions may purchase shares for accounts maintained by individuals. Generally, each investor will be required to open a single master account with the fund for all purposes. In certain cases, the fund may require investors to maintain separate master accounts for shares held by the investor (i) for its own account, for the account of other institutions and for accounts for which the institution acts as a fiduciary, and (ii) for accounts for which the investor acts in some other capacity. An institution may arrange with the fund's transfer agent for sub-accounting services and will be charged directly for the cost of such services. Institutions purchasing Participant Advantage shares for the benefit of their clients may impose policies, limitations and fees which are different from those described in this prospectus.

Buying shares

The price for fund shares is the fund's net asset value per share (NAV), which is generally calculated at 12:00 noon, 5:00 p.m. and 8:00 p.m. every day the New York Stock Exchange or the transfer agent (as on Good Friday) is open for regular business. An order will be priced at the next NAV calculated after the order is received in proper form by the fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

Orders in proper form placed prior to 12:00 noon or 5:00 p.m., and payments for which are received in or converted into Federal Funds by the fund's custodian by 6:00 p.m., will become effective at the price determined at 12:00 noon or 5:00 p.m., respectively, on that day. In either case, shares purchased will receive the dividend declared on that day.

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of its existing shares outstanding.

When calculating its NAV, a fund compares the NAV using amortized cost to its NAV using available market quotations or market equivalents which generally are provided by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board.

Amortized cost: a method of valuing a money market fund's portfolio securities, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. This method of valuation is designed for a fund to be able to price its shares at $1.00 per share.

Orders effected through compatible computer facilities after 5:00 p.m., but prior to 8:00 p.m., will become effective at the price determined at 8:00 p.m. on that day, if Federal Funds are received by the fund's custodian by 11:00 a.m. on the following business day. In this case, shares purchased will start earning dividends on the business day following the date the order became effective. Orders in proper form effected between 5:00 p.m. and 8:00 p.m., by means other than a compatible computer facility, will become effective on the following business day.

All times are Eastern time.

Minimum investments		
	Initial	Additional
Participant Advantage shares	$250,000,000 *	none

*The minimum initial investment in Participant Advantage shares of a fund is $250,000,000, unless: (a) the investor has invested at least $250,000,000 in the aggregate among the other fund and any Dreyfus Cash Management fund listed below (including in any class of a fund); or (b) the investor has, in the opinion of Dreyfus Institutional Services Division, adequate intent and availability of assets to reach a future level of investment of $250,000,000 among the funds and the Dreyfus Cash Management funds identified below.

Dreyfus Cash Management Funds include:

- Dreyfus Cash Management
- Dreyfus Cash Management Plus, Inc.
- Dreyfus Government Cash Management
- Dreyfus Government Prime Cash Management
- Dreyfus New York Municipal Cash Management
- Dreyfus Municipal Cash Management Plus
- Dreyfus Tax Exempt Cash Management
- Dreyfus Treasury Cash Management
- Dreyfus Treasury Prime Cash Management

Selling shares

Investors may sell (redeem) shares at any time by wire, telephone, or compatible computer facility. Shares will be sold at the next determined NAV.

If a redemption request is received in proper form by the fund's transfer agent or other authorized entity by 5:00 p.m., the proceeds of the redemption, if transfer by wire is requested, ordinarily will be transmitted in Federal Funds on the same day, and the shares will not receive the dividend declared on that day. If a request for redemption is received in proper form by the fund's transfer agent or other authorized entity after 5:00 p.m., but by 8:00 p.m., the proceeds of the redemption ordinarily will be transmitted in Federal Funds on the next business day, and the shares will receive the dividend declared on that day. Any certificates representing fund shares being sold must be returned with the redemption request.

All times are Eastern time.

The processing of redemptions and the delivery of the proceeds may be delayed beyond the same or next business day, depending on the circumstances, for any period (i) during which the New York Stock Exchange is closed (other than on holidays or weekends), or during which trading on the New York Stock Exchange is restricted; (ii) when an emergency exists that makes difficult the disposal of securities owned by a fund or the determination of the fair value of the fund's net assets; or (iii) as permitted by order of the Securities and Exchange Commission for the protection of fund shareholders. If, for one of these reasons, the processing of redemptions and the delivery of redemption proceeds is delayed beyond the same or next business day, the delay may be for up to seven days. For these purposes, the Securities and Exchange Commission determines the conditions under which trading shall be deemed to be restricted and an emergency shall be deemed to exist.

Before selling recently purchased shares, please note that if the fund has not yet collected payment for the shares you are selling, it may delay sending the proceeds for up to eight business days or until it has collected payment.

General policies

Unless an investor declines teleservice privileges on the application, the investor may be responsible for any fraudulent telephone or online order as long as Dreyfus takes reasonable measures to verify the order.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the funds have not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the funds, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of a fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, each fund reserves the right to refuse any purchase or exchange request.

Each fund reserves the right to:

- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum investment amounts
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

Each fund also may process purchase and sale orders and calculate its NAV on days that the fund's primary trading markets are open and the fund's management determines to do so.

 DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless the investor instructs the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by each fund are subject to federal income tax, and may also be subject to state or local taxes (unless the shareholder holds fund shares through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to investors as ordinary income. Other fund distributions are taxable to investors as qualified dividends and capital gains.

The tax status of any distribution generally is the same regardless of how long an investor has been in the fund and whether distributions are reinvested or taken in cash.

An investor's sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on an investment in a fund generally is the difference between the cost of the investor's shares and the amount received when the investor sells them.

The tax status of an investor's distributions will be detailed in the investor's annual tax statement from the fund. Because everyone's tax situation is unique, please consult a tax advisor before investing.

 SERVICES FOR FUND INVESTORS

Exchange privilege

An investor may purchase, in exchange for Participant Advantage shares of a fund, Participant Advantage shares of the other fund or Participant shares of any Dreyfus Cash Management fund listed under "Account Policies" in this prospectus. These funds have different investment policies that may be of interest to investors. Investors should read the current prospectus for any fund into which they are exchanging before investing. Any new account established through an exchange will have the same privileges as the original account (as long as they are available). There is currently no fee for exchanges.

Dreyfus Auto-Exchange privilege

Dreyfus Auto-Exchange privilege enables an investor to invest regularly (on a monthly, semi-monthly, quarterly or annual basis), in exchange for Participant Advantage shares of a fund, in Participant Advantage shares of the other fund or Participant shares of any Dreyfus Cash Management fund listed under "Account Policies" in this prospectus, if the investor is a shareholder in such fund. There is currently no fee for this privilege.

Account statements

Every fund investor automatically receives regular account statements. Each investor also will be sent a yearly statement detailing the tax characteristics of any dividends and distributions the investor has received.



INSTRUCTIONS FOR **ACCOUNT TRANSACTIONS**

TO OPEN AN ACCOUNT

By Telephone

Before wiring funds, call a Dreyfus Institutional Services Division representative with information about your transaction.

Wire Call us to request an account application and an account number. Transmit your investment to The Bank of New York, with these instructions:
- ABA# 021000018
- fund name and DDA#:
  - Dreyfus Institutional Cash Advantage Fund DDA# 8900479817
  - Dreyfus Institutional Cash Advantage Plus Fund DDA# 8900479825
- the share class
- account number
- account registration
- dealer number, if applicable
- account number

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Before wiring funds, call a Dreyfus Institutional Services Division representative with information about your transaction.

Wire Have your bank send your investment to The Bank of New York, with these instructions:
- ABA# 021000018
- fund name and DDA#:
  - Dreyfus Institutional Cash Advantage Fund DDA# 8900479817
  - Dreyfus Institutional Cash Advantage Plus Fund DDA# 8900479825
- the share class
- account number
- account registration
- dealer number, if applicable

TO SELL SHARES

Before redeeming shares, call a Dreyfus Institutional Services Division representative with information about your transaction.

Wire Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

To open an account, make subsequent investments, or to sell shares, please contact your Dreyfus Institutional Services Division Representative or call **1-800-346-3621.** In New York, call 1-718-895-1650.



Via Computer Facilities

TO OPEN AN ACCOUNT

Access Lion Remote System, input new account data and retrieve account number for your records.

TO ADD TO AN ACCOUNT

Access Lion Remote System.
Enter:
- account number
- fund number
- share class
- amount to buy

Print a report of transactions for your records.

TO SELL SHARES

Access Lion Remote System, confirm bank account information or select from multiple wire instructions.
Enter:
- account number
- fund number
- share class
- amount to sell

Print a report of transactions for your records.

The Dreyfus Lion Remote System provides institutional investment managers with the ability to monitor, control and service their Dreyfus mutual fund accounts through their personal computer. Investment managers use their modem with a local-access dial-up network or use their Internet access with a digital certificate for 128-bit encryption security. Please call Dreyfus Institutional Services Division about the availability of other compatible computerized trading systems.
For information about Dreyfus, access our Internet site at **www.dreyfus.com**.

NOTES

For More Information

Dreyfus Institutional Cash Advantage Fund
Dreyfus Institutional Cash Advantage Plus Fund
Series of Dreyfus Institutional Cash Advantage Funds
SEC file number: 811-21075

More information on each fund is available free upon request, including the following:

Annual/Semiannual Report

Describes each fund's performance and lists its portfolio holdings. Each fund's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the funds and their policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of portfolio holdings, as reported on a month–end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N–Q or Form N–CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, each fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of each fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone
Call your Dreyfus Institutional Services Division representative or 1-800-346-3621

By E-mail Access Dreyfus Institutional Services Division at www.dreyfus.com. You can obtain product information and E-mail requests for information or literature.

By mail Write to:
Dreyfus Institutional Services Division
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



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